Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 23, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov.

Profile
Our Philosophy
Management
History
Structure
Careers
Technology
Offer for Arcelor
- Offer Documents
- About Mittal Steel
- Shaping the Future of Steel
- An Obvious Combination
- Strategic Rationale for the
Merger
- Strategy for the Combined
Group
- How the Combined Business
Will Look
- Sustainable Development
- Analyst Views
- What the Media says
- Trade Union Comments
> Press Cuttings
- News Releases
- Presentations
- Speeches
- Sustainable Development
Videos
- Company Videos
- Offer for Arcelor Videos
- Media Events Videos
- Welcome to Arcelor
Shareholders

Press Cuttings

Interview with Lakshmi Mittal - I am convinced we shall get more than 50% of Arcelor’s shares
English Translation
La Tribune, France, 22nd May 2006

Interview with Aditya Mittal - the defense of Arcelor will take debt to excessive levels
English Translation
Les Echos, France - 6th April 2006

Interview with Lakshmi Mittal - The journey isn't over
English Translation
Telecran, Luxembourg - 5th April 2006

Mittal says bid hostility is easing
Financial Times - 16th February 2006

Interview with Lakshmi Mittal - Our commitment is that there will be no layoffs as a result of the merger
English Translation
El Pais, Spain - 3rd February 2006

Interview with Lakshmi Mittal - Why I want to buy Arcelor
English Translation
Les Echos, France - 30th January 2006

Mittal to target $1 billion of savings without closures
The Times - 28th January 2006

Mittal bid to forge steel giant
Financial Times - 28th January 2006

La Tribune – 22nd May 2006

Interview with Lakshmi Mittal, Chairman and CEO, Mittal Steel

“I am convinced we shall get more than 50% of Arcelor’s shares.”

Why did you break with stock market customs, and raise your price so early in the deal?

This procedure has been going on for four months since we first announced our intention to launch a bid for Arcelor at the end of January. We didn’t want to put it off any longer. If we had revised the price before it was approved by the stock market authorities, it would have run the risk of making their work even longer. We had also contacted Arcelor a month ago and we saw no sign of progress towards a friendly dialogue. So we preferred to address their shareholders directly, by right away giving them a complete offer that they couldn’t refuse. It is now time for the two groups to close this operation and start working together.

Are you only wagering on the price to win the deal?

No. Over these four months, we have dialogued with many Arcelor shareholders and stakeholders (governments, trade unions, suppliers, and clients). With our current proposal, we are responding to their three key concerns. First, they are worried about the industrial logic of the operation, which proposes to unite two companies which complement each other powerfully both in terms of geography and business. They have understood the interest for the steel industry in stepping up what is still a very low level of consolidation. Second, with respect to the price, we promised to increase it if the offer was recommended by the Arcelor board of directors. Since nothing came of this, we in fact proposed a substantial increase in value. Third, investors were asking for changes in our corporate governance. The Mittal family accepted to go below 50% of the capital and voting rights. As it happened, its share would fall to 45.3% alongside a 3.7% stake for Arcelor’s government shareholders, and 0.4% for the employees. The floating portion would then stand at 50.6% .

Isn’t this concession just symbolic?

Absolutely not. What is not symbolic, is the open approach taken by the Mittal family, which has not made the 50% issue a question of principle, and which has accepted substantial changes as a token of its trust in the value that the merger of the two groups will generate. In addition to this measure, we are proposing to change a number of aspects of corporate governance, for example raising the proportion of shares with a single vote to 100%, however long their owners have held them. All the board members, mostly independent, will be elected by unique methods.

You have announced that François Pinault is joining your board of directors. How long have you known him?

I met him in the course of this operation. I am honoured that he accepted my offer. He is one of the great European managers. He is in favour of creation European champion enterprises. He gives me very useful advice.

What have you got left up your sleeve to persuade Arcelor to negotiate?

There are lots of things we should discuss about strategy, people, how to work together and the make-up of the executive bodies.

By changing your offer, you are making it last longer. Won’t it risk still being open when Arcelor starts the share buy-back offer it plans to launch at the beginning of July. Isn’t this annoying for you?

For regulatory reasons, we expect a limited extension of the duration of our offer beyond the original closing date of June 29. As for the share buy-back, Arcelor has called for a new shareholders’ meeting on June 21. Perhaps they will revise this proposal to buy back shares now that we have made our new offer. If it is launched, we shall consider it as a prepayment for our offer, and we shall adjust our cash offer accordingly.

Arcelor keeps coming up with new defensive moves. What new rejoinder are you expecting from them?

I cannot believe that a responsible management would deprive its shareholders of such a fine offer, and its employees of such a growth opportunity, and weaken their company through purely defensive actions.

Do you believe a white knight could turn up?

I don’t believe there’s a better merger deal than the one we are putting forward. Its industrial logic is by far the best for Arcelor, for Mittal and for the whole sector.

If Arcelor partners with a steel maker, for example from Russia, which takes a 25% stake in its capital, would you modify your offer, or even withdraw it?

That sort of agreement would not be in the interest of Arcelor’s shareholders and stakeholders. As for us, we’re absolutely determined to carry out this merger.

Would you accept gaining less than 50% of Arcelor shares, and becoming its leading shareholder?

I am convinced that because of the attractiveness of our new offer, we shall get more than 50% of the shares.

How do you intend to integrate Arcelor, which in terms of its size and maturity is unlike the assets you are used to acquiring?

Mittal Steel and Arcelor both have considerable expertise in integrating. Arcelor is already the result of consolidation. Mittal Steel has been tried and tested in this area and has successfully integrated new units. We have a vast experience of getting several entities to work together in the same group with a single strategic vision.

Which assets would you sell off in the U.S. if you cannot re-sell Dofasco? In Europe, have you suggested to the Commission to sell off a Mittal plant in Poland or an Arcelor installation in German?

We still think we shall be able to sell Dofasco. If not, we have already looked at the assets we could dispose of. It obviously will not be our plants in the Chicago region. In Europe, we shall have to await the final decision from Brussels.

Do you know Romain Zaleski, the Franco-Italian businessman who has just bought 5% of Arcelor’s capital?

It is not appropriate at this stage for us to comment of any eventual contacts with Arcelor shareholders.

Picture Caption

“We are proposing to change a number of aspects in corporate governance, for example raising the proportion of shares with a single vote to 100%, however long their owners have held them

Les Echos – 6th April 2006

Interview with Aditya Mittal, CFO, Mittal Steel

Aditya Mittal: The defence of Arcelor will take debt to excessive levels

On Tuesday, Arcelor announced a 185% rise in its ordinary dividend, return of 5 billion euros in cash to shareholders and a legal structure aimed at preventing the sale of its Canadian subsidiary by Mittal Steel if its bid goes ahead. Aditya Mittal, chief financial officer for Mittal Steel and son of the group's founder, has reacted publicly – and firmly – for the first time since the announcement. His advisory banks have done their sums: the defence of Arcelor will weaken the Luxembourg group and leave it with high levels of debt. Under these circumstances, Mittal is still ruling out a rise in the price of its offer.

What do you think of the defensive measures announced by Arcelor?

By adopting a defence based on redistributing cash to shareholders, Arcelor is tying its hands for the future. If the bid does not go ahead, it will find itself with excessively high net debt, which we estimate at 11 billion euros, for an operating profit (Ebitda) of only 5.5 billion euros in 2006! It is amputating its growth potential by the same amount and compromising its capacity to be one of the future leaders in the sector.

What's more, by depriving itself of the possibility of selling Dofasco one day, it is restricting its room for manoeuvre in the event of a downturn in the steel market. At the same time, Arcelor is actually reinforcing the merits of our offer, since, unlike Arcelor, we will be able to guarantee growth to shareholders. In addition, I note that nothing in its defence is connected with an industrial strategy – these measures are purely financial and legal. Finally, it is interesting to observe that the group's management, which has criticised us so sharply until now on the theme of corporate governance, is making decisions, such as preventing the sale of Dofasco, behind its shareholders' backs, thereby depriving them of their decision-making powers.

If you are unable to sell Arcelor's Canadian subsidiary, will you be obliged to sell your own American activities for competition reasons?

We have always said that our offer does not depend on Dofasco. We delivered an antitrust document to the competent US authorities some 20 days ago and we are not able to comment on the subject for the time being. We are maintaining our bid and will do whatever is necessary to comply with any demands from the competition authorities. But it is not clear that keeping Dofasco is in the best interests of shareholders. The proof: if the bid becomes a friendly one, a sale would become possible! We need to know: either Dofasco is a good asset or it's not.

You have ruled out raising your bid and you even envisage reducing the cash part. Won't investors be demanding the opposite?

Our offer has already been raised, from 28.20 euros per share on announcement of the bid to 32 euros today, via the rise in the price of Mittal Steel shares, which account for 75% of the payment. This natural rise is likely to continue since our shares are still undervalued. Some experts believe they still have upside potential of 35% or more. The offer also includes 7.05 euros per Arcelor share, i.e. cash amounting to 25% of the initial price. Today, not only is it understandable that we are decreasing the amount paid in cash to balance out the cash paid out by Arcelor on its defence, but it is also not unfavourable to investors: it increases the relative share in paper, which means they will benefit further from any future rise in Mittal Steel shares.

Telecran – 5th April 2006

Interview with steel baron Lakshmi Mittal

“The journey isn’t over”

“A marriage with attractive prospects” – this is how CEO Mittal describes the merger he is seeking with Arcelor. That his chosen bride has given him a cold shoulder so far, does not seem to bother him. In an interview with Télécran he explains why is so sure of his case.

Télécran: Mr. Mittal, when did you visit Luxembourg for the first time?

Lakshmi Mittal: The first time was in May 1999, when we bought Gandrange from Usinor. Then I came to Luxembourg in 2000, when we opened our European Marketing Bureau in Luxembourg. Back then, Arcelor did not exist. I visited Luxembourg often.

Télécran: Most people in Luxembourg didn’t know you. Not until 27 January 2006, when you shocked the country with your takeover bid for Arcelor. Is that your style: first attack and then charm?

Lakshmi Mittal: That’s not how it happened. We presented an unsolicited offer. It wasn’t an attack. We were not able to reach an agreement with Arcelor’s management. The press got wind of it. That’s why we had to go public and address the shareholders directly.

Télécran: How would you have proceeded otherwise?

Lakshmi Mittal: Normally we would have held meetings with the management, government and trade unions.

Télécran: Instead, you talked to Arcelor’s CEO Guy Dollé very briefly on the phone and told him that you wanted to buy Arcelor.

Lakshmi Mittal: He can’t have been surprised. On the 13th of January he had dinner at my house. We talked about the consolidation of the steel industry and the possibility of a merger between Mittal Steel and Arcelor. He told me that he thought it didn’t make sense.

Télécran: Within fifteen years you have built Mittal Steel into the largest steel producer in the world. What is your driving force?

Lakshmi Mittal: I’ve been in the steel business for forty years. When I was 16 I started working in my father’s company after school. At 20, I founded the first company – together with my father. At 25. I went to Indonesia and built up my own company. Since then, I have expanded. It is true that the real upward swing began in 1989, when we bought the steelworks in Trinidad. In 1990, I founded Mittal Steel. But I haven’t been in the steel business for only 15 years.

Télécran: You assert the right to determine the future of steel as such. There are companies in Europe that have a much longer tradition in the steel business. Why do you believe you are better?

Lakshmi Mittal: The steel business is very fragmented and cyclical. I knew that already when I invested in Trinidad. Without restructuring, it will never be sustainable. At conference in the US in 1989 I already said that would only be room in the globalized world for two to three large steel companies in each region. But nobody listened to me. Everyone was convinced they were in top condition. And what are we experiencing now? There has been a wave of consolidation since 2001. In 2002 Arcelor came into being. It had started. The shareholders know that consolidation is important.

Télécran: Arcelor says, Mittal needs us to bring its worn-out companies up to date. We don’t need Mittal.

Lakshmi Mittal: It’s like between husband and wife. The husband says: she needs me. He says the opposite about her. It’s like an argument in a marriage…

Télécran: ...except there hasn’t been a wedding.

Lakshmi Mittal: But the prospects are attractive. Such a wedding would be logical. It would lead to a genuinely global enterprise. A company with its headquarters in Luxembourg.

Télécran: You have already said that the headquarters of the new company would be in Luxembourg. Does that still hold?

Lakshmi Mittal: That is what we intend. We are aware that the country has a long tradition in steel. Today, Luxembourg is the seat of the second-largest steel producer in the world and is very proud of that. We would be happy to be in the same headquarters together with Arcelor.

Télécran: Until now, Mittal Steel has been registered in the Netherlands. What do the Dutch think of these plans? Would you just say goodbye?

Lakshmi Mittal: We would move the headquarters to Luxembourg. But there are other activities, we would leave in the Netherlands.

Télécran: How is your relationship with Luxembourg’s Prime Minister Jean-Claude Juncker?

Lakshmi Mittal: I don’t want to comment on that. We have had many contacts with politicians during the last eight weeks. I have followed the discussion about Luxembourg’s takeover law in the press. I’m very happy about the way the discussion was conducted and especially glad that the politics have not been influenced by special interests. There is a very rational and pragmatic approach, which is in line with the text of the EU guideline. These are very positive and encouraging signals.

Télécran: Today, prime minister Juncker is quoted in the “Financial Times” as having said that he is opposed to hostile takeovers.

Lakshmi Mittal: I agree with him. We don’t like hostile takeovers either. We said that we would like to sit at a table together with Arcelor to talk about a successful merger.

Télécran: If you win the takeover battle, what is the future of Luxembourg as steel centre? Are the 6,600 jobs secure?

Lakshmi Mittal: I have always emphasized that there won’t be any job cuts. To the contrary, we will continue to invest, grow and expand our research activities.

Télécran: Will you also invest in Luxembourg?

Lakshmi Mittal: All investments that have already been decided upon will be carried out.

Télécran: What did you feel about the first reactions in Luxembourg?

Lakshmi Mittal: I was saddened by the first reactions. Then I understood the sensitivities involved and started meeting the different shareholders and governments. We explained our industrial plan, and why this merger makes so much sense for the industry, the employees and the government. I believe this merger is a unique opportunity to create value for all the stakeholders – the government, the employees and the shareholders.

Télécran: Why should an Arcelor shareholder exchange secure values for possibly insecure ones? Only a minimal fraction of Mittal’s shares are publicly traded.

Lakshmi Mittal: It is completely false to say that Mittal shares are worth less than Arcelor shares. Our shares are traded in New York and Rotterdam. They are traded more than Arcelor shares.

Télécran: But only a small fraction of them.

Lakshmi Mittal: That is correct, because we are the majority shareholders of the company.

Télécran: Don’t you think that many shareholders will be sceptical precisely for that reason? Because in the end you always have more weight?

Lakshmi Mittal: All European companies that are owned or managed by families create more value than publicly traded companies. If you look at the CAC-40 share index, you find that these companies are more profitable. This doesn’t just apply to Europe. Family businesses create more value for their shareholders everywhere.

Télécran: Still – shouldn’t a modern entrepreneur be prepared to share power? In the future, the Mittal family still intends to control 50.1% of the new company.

Lakshmi Mittal: I believe that all companies need strong and clear leadership. This is the case in family businesses. On the other hand, if 49% of the shares are publicly traded, they also influence the value of my shares. If the shareholders do not agree with me, the share price will fall. I therefore have an interest in continuing to work, doing better and creating values.

Télécran: Will you increase the cash offer to the Arcelor shareholders?

Lakshmi Mittal: We have made a very attractive offer. Since we announced it, the share prices have risen. The whole steel industry has profited from it. This shows that the shareholders are convinced that consolidation is the right strategy.

Télécran: You have presented your industrial plan to the three governments of the Arcelor countries. Meetings were held in Luxembourg too. How are the talks going? How will they proceed?

Lakshmi Mittal: There is no end date for the discussions. We have a continuing dialogue.

Télécran: In Luxembourg, sociopolitical decisions are take within the framework of the so-called “Tripartite” consisting of the government, employers and trade unions. What do you think of this instrument? Would you take part in it?

Lakshmi Mittal: I know how important the steel industry is for society – for employees, customers, suppliers, governments. I know that it plays an important role in the economy. Decisions must be taken jointly because they have consequences for the local and national economies. That is nothing unusual for us. We would be glad to participate.

Télécran: But the trade unions don’t believe you. How are you going to persuade them?

Lakshmi Mittal: No, they believe us, because we have begun to explain our plans. I believe they will find it very pleasant to work with us. We are a European company, a Dutch one. We haven’t arrived in Europe only now. We are in France, Germany, Poland, the Czech republic, Romania – all over the world we are contact with trade unions and everywhere we have good relations with them.

Télécran: You have become a well-known personality here in a short time. However, 77 percent of Luxemburgers say they don’t trust you, according to a poll. Is that at all relevant to you?

Lakshmi Mittal: I don’t know how believable this poll is. People who are really interested should inform themselves. The whole of Luxembourg will be proud to have the headquarters of the world’s largest steel producer in their country.

Télécran: You are one of the richest men in the world. Your endeavour to swallow Arcelor has brought you a lot of trouble. Do you have sleepless nights because of Arcelor?

Lakshmi Mittal: No, I sleep very well. Our endeavour is an important step for the steel industry.

Télécran: What do you do in your spare time? Do you play chess or poker?

Lakshmi Mittal: I spend a lot of time with my wife and children. The whole family comes together on weekends. That is very important to me.

Télécran: Is it true that you sometimes stroll around steelworks on Sunday, just for the fun of it?

Lakshmi Mittal: That is also very important to me. I love looking at steelworks. I have a passion for steel. I am fascinated by the technology, the progress. There have been many changes since I was 16. The journey isn’t over yet. There is still a lot to do. That keeps me going. I see opportunities, I have ideas. It is a permanent challenge.

Télécran: You grew up in poverty. Does that give you strength?

Lakshmi Mittal: It makes one more single-minded, determined. More sure and stronger. Life was hard for me as a child. That forms your character. I had to work hard to achieve something.

Télécran: Today you live in the most expensive house in London. Your two children had sparkling weddings, that were documented by all the tabloids. Don’t you think that shocks people?

Lakshmi Mittal: The amounts that are reported are not correct. I have never talked about it. When I bought my house, it was because I liked it. I didn’t know at the time that it was the most expensive house in London.

Télécran: Does it bother you that everyone knows that now?

Lakshmi Mittal: I don’t want to arouse so much public attention. I want to concentrate on the steel business and spend time with my family and friends.

Télécran: How do you see the future of Europe in terms of industry? Will Europe be able to withstand the competition from emerging economies of India and China or Brazil?

Lakshmi Mittal: That is a very important question. The merger of Mittal Steel and Arcelor will create a European global champion. Arcelor’s main business is in Western Europe. There is not much growth there any more. We are in the growing markets in Eastern Europe. This is why the merger is a good deal for everyone. In the low-wage countries the economies are growing. Their quality is also growing. Steel for cars will also be produced there. If we do not build stronger European companies, we will be helpless in the face of competition from China. We need to be concerned about this. This is why this merger should receive much stronger support from all sides.

Télécran: At the “European Business Summit” in Brussels recently, you warned against a return to nationalistic reflexes. Isn’t it legitimate for Europe to try and protect European companies?

Lakshmi Mittal: I am against nationalistic protectionism. We should see Europe as a continent and not as many individual nations, each trying to protect themselves.

Télécran: How do you see the role of politics in the globalised economy?

Lakshmi Mittal: In an open market economy, politicians should leave decisions to the shareholders. A manager is just a tenant, a director is an administrator. The owners are the shareholders. They are the ones who should decide.

Télécran: When will your takeover bid officially open?

Lakshmi Mittal: We are counting on the regulatory authority opening the transaction in the second half of April. Then the shareholders will have 30 to 35 working to come to the right decision.

Télécran: What consequences would a negative decision have for you and your company?

Lakshmi Mittal: I am confident that the correct decision will be made. I am not even thinking about a different outcome.

Télécran: Do you know how many journalists you have talked to during the previous weeks?

Lakshmi Mittal: I haven’t counted them.

Télécran: Guy Dollé is also constantly on public relations tours. In the final instance, does it only depend on who’s show is the better one?

Lakshmi Mittal: I believe it depends on the business logic. The most important issues are the creation of value and the sustainability in the steel business.

Télécran: Mr. Mittal, we would like to thank you for this interview.

FINANCIAL TIMES
THURSDAY FEBRUARY 16 2006

Mittal says bid hostility is easing
• ‘Politicians have started to understand rationale’ for planned Arcelor deal • ‘The process is becoming more focused on business discussions’

By Rebecca Bream in London	banks to advise the governments involved. “The process is becoming more focused on business discussions” rather than political factors, he said.
     The Luxembourg government – Arcelor’s largest shareholder with a 5.6 per cent stake – has hired JPMorgan to advise it. One banker close to the deal yesterday said it was too soon to say what the government’s view would be “but we are going to take a very rigorous approach in analysing the bid”.
Mittal Steel argues that the merger with Arcelor is a vital part of the consolidation of the global steel industry, something that would reduce steel price volatility. Mr Mittal said: “This would create the first truly global steel group.”	Mittal is strong in the US, central and eastern Europe, and Asia, while Arcelor is strong in western Europe.
    Arcelor has rejected Mittal’s cash-and-shares offer on the grounds that the bid was too low and lacked industrial logic. But Mr Mittal repeated yesterday that he had no plans to raise his bid. “Our offer is very attractive and we have had a positive response from shareholders.”
    Aditya Mittal, finance director, said analysts felt Mittal’s shares were undervalued, so accepting stock would be a good option for Arcelor shareholders. “As our stock price improves, so does the value of the offer,” he said.
Unions and governments have voiced concerns that Mittal would slash jobs. But	Mr Mittal said no jobs would be lost through the merger, as there was little overlap between the two companies’ operations.
    Profits at Mittal Steel fell last year compared with 2004 as a result of lower steel prices but Mr Mittal said the outlook for prices was already picking up.
     Sales rose to $28.1bn (£16.5bn) last year, from $22.2bn in 2004, thanks to the acquisition of International Steel Group in the US and Kryvorizhstal in Ukraine.
Mittal Steel delivered 49.2m tonnes of steel in 2005, up from 42m tonnes, but lower prices meant pre-tax profits declined sharply, to $4.7bn from $6.1bn.
Lakshmi Mittal, the Indian billionaire, yesterday said that political hostility towards Mittal Steel’s  €18.6bn (£12.7bn) unsolicited bid for European rival Arcelor was starting to ease.
     The governments of Luxembourg and France have attacked the takeover bid by Mittal Steel, the largest steelmaker, for Luxembourg- based Arcelor, the number two.
     But Mr Mittal, chairman and chief executive of Mittal Steel, said that after the initial outcry, politicians were now weighing the business logic for the deal.
“Politicians have started to understand the rationale” behind the bid, he said. Mr Mittal welcomed the appointment of investment

© THE FINANCIAL TIMES LIMITED 2006

El Pais – 3rd February 2006

“Our commitment is that there will be no layoffs as a result of the merger”

Ever since last Friday, when his company, world leader in steel, launched a hostile bid for Arcelor, Lakshmi Mittal, the third wealthiest man on earth, has insisted on stressing the industrial logic of the merger. But above all, he has worked incessantly to dispel concerns over dismissals in a sector that is still sensitive to the memory of its dramatic restructuring. Yesterday, in another stage of his tour of countries where Arcelor operates, he was in Madrid for discussions with Deputy Prime Minister Pedro Solbes and Industry Minister José Montilla to persuade them of the positive impact of his projects, which have run into such opposition from Governments and unions, and to seek their support or neutrality. Exquisitely well mannered and commanding a comprehensive knowledge of his company, in which his family owns 87.6%, he received El País in a luxury Madrid hotel. During the interview he insisted that this is a merger between European companies (the headquarters of Mittal Steel is in Rotterdam, Holland), and was very encouraged by the statements calling for calm by French Economy Minister Thierry Breton.

Question: What have you told Solbes and Montilla?

Answer: They are concerned about the impact on jobs. We have made a commitment to present our industrial plan in a few weeks. They have also expressed their concern over corporate governance practices at our company. It has been a very constructive discussion.

Q: Do you think you will overcome the opposition of European governments and unions?

A: This is a merger between two European companies. We are going to present this plan to the governments and we expect to meet with unions. We have already said that there will be union representation in our Board.

Q: Why Arcelor?

A: The steel sector is still highly fragmented and I have been saying since 1997 or 1998 that it needs to consolidate. I think that there should be at least one or two companies with a production of 100 or 120 million tonnes. The merger of these two companies will create the largest in the world, with a capacity of 115 million. For Europe it is very important to safeguard jobs and have flourishing centres of R&D. Our commitment is that there will be no layoffs as a result of the merger and Europe will be the headquarters of all R&D activities, which are currently in Chicago.

Q: How long will this commitment last?

A: What we are saying now is that we will honour all commitments agreed by Arcelor and its employees. Today we do not have access to much information, but if we move towards a friendly integration we will have more information on which to base our future plans.

Q: It is difficult to think of a merger without dismissals. Where are the synergies in this operation?

A: They are not the result of dismissals, but of greater efficiency in purchasing, marketing and distribution. For example, we are purchasers of large volumes of raw materials. Arcelor has a strong distribution network which we don’t have, so this would produce major synergies.

Q: What is the industrial logic of the operation?

A: There is no overlap, in general we are not competing companies, rather we are complementary in products, clients and markets. Arcelor is very strong in high quality flat products in Europe. We are strong in flat products in the U.S., we are in the low end in the Czech Republic, Poland and Romania, countries that are growing. We have operations in 17 countries. Arcelor does not have a presence in all of them, it is in Europe and in Brazil. We are in the U.S., and in Africa. With Mittal, Arcelor will have access to India and China. Elsewhere, we have great respect for Arcelor management and we believe there is plenty of scope for them to work with us.

Q: Last October, Mittal announced a restructuring that was to involve 40,000 dismissals. How will the merger affect this?

A: This restructuring plan is for countries such as Kazakhstan, Poland, Romania or the Czech Republic. Agreements were reached with those governments to meet the criteria of viability necessary to achieve certain productivity levels. This was the result therefore of agreements with unions and with governments.

Q: Some analysts believe that the price and the form of payment offered by Mittal is not enough. Will you change this?

A: The message that we are hearing is that investors like the operation. The proof is that the share is rising. In terms of price, we will pay 75% in shares and the rest in cash. We believe investors will find this very attractive because they will have an opportunity to share in our growth. I don’t think there is any need to raise the price. And not only have our shares risen, but the sector itself has done so by between 5-6%.

Les Echos – 30th January 2006

Interview with Lakshmi Mittal, Chairman and CEO, Mittal Steel

Lakshmi Mittal: Why I want to buy Arcelor

Wishing to alleviate concern triggered by his takeover bid in France, the CEO of Mittal Steel is going to meet the French finance minister as well as local players. He wants to explain to them the benefits of such a merger for the sector, Arcelor shareholders and employees.

You built your group by purchasing companies that had to be restructured and acquired them when the price of steel was low. This time, in stark contrast, you want to buy a large company at a time when the price of steel is high. Why?

In the past twenty years, we have lived through several cycles and we have always managed to buy under good terms and conditions at the right time. This has enabled us to build a solid group that is now the world number one. The sector is changing, it is consolidating, notably thanks to the acquisitions Arcelor and we have made, and better discipline is appearing in the field of prices. The market is becoming less cyclical, enabling shareholders to benefit from better value. A strong player, which has the sufficient critical mass, can withhold pressure better and create a more stable environment that benefits shareholders as well as employees. By contrast, when you have a host of small steel makers, they cannot adapt their output volume — whatever the level of prices.

In your opinion, why did your initial offer to Arcelor, two weeks ago, fail?

Guy Dollé must have had other objectives at that point in time. We subsequently had two other brief conversations but they were unsuccessful. But I want a wedding between two equals to build a strong and powerful group. I am highly impressed by Arcelor’s expertise and the quality of its management team. I would like to tell their management team once more that I would like to talk over the strategic and managerial aspects of our proposals with them.

Your bid has given rise to political reactions in France. The finance minister has voiced his concern. What can you say to reassure him?

I am going to meet Mr Breton to explain to him that our offer is highly meaningful for the steel sector, for France, and for Arcelor’s shareholders and employees. This is a unique opportunity to create a solid global champion in Europe, and this is what Europe needs to protect its jobs. Moreover, we have great experience in mergers and know how to tie u p two companies while acting in employees’ best interests.

Indeed, the main problem here consists in job protection...

The history of our group was built with our employees. Our philosophy is to seek to maintain the highest standards in the fields of health, durable growth and safety. Our operations in France already bear out this point. Moreover, we are complementary with Arcelor, both in geographical terms and with respect to our business lines. Accordingly, there are many synergies between the two companies, for instance in terms of purchasing, marketing, Research & Development, and this will enable us to create value for our shareholders. Only a strong group can really guarantee long-lasting jobs. We will comply with all of Arcelor’s commitments and will press ahead with its policy in France. In fact, I am going to meet local players to launch a dialogue with them and reassure them about the future of production sites.

Your company is sometimes criticised as not being at the vanguard in terms of corporate governance. This could give rise to problems with regulators. Do you believe that what you are offering in this respect goes far enough?

What we are offering shareholders is a unique opportunity to create a really global company. Arcelor shares this ambition with us. By merging our two companies, we would have a world champion. We understand some concerns that have emerged and this is why we are ready to locate our head office in Luxembourg, where Arcelor is based.

Bear in mind that Mittal is the number one in its sector. It is a Dutch company, listed in Amsterdam and New York, with €17 billion market capitalisation. It is therefore a company governed by European law and this should make the merger with Arcelor easier to carry out.

Bear also in mind that Mittal and Arcelor share the same vision of the sector and its mutation. In December 2003, at an international conference, we had made the same points about changes in the sector although we had not discussed our viewpoints beforehand.

Why haven’t you offered compensation in cash to shareholders?

The tie-up between Mittal, the world’s number one in steel, and Arcelor, the number two, will lead to the creation of the largest steel maker in the world and will generate growth. Our offer is primarily in securities and is preferable for shareholders to allow them to benefit fully from this upside potential. A cash only offer would not enable them to take part in this growth.

Don’t you think that you are going to have to offer shareholders a higher price?

Our offer is highly attractive: it represents a 22% premium to Arcelor’s latest closing price and this reflects its full economic value. Moreover, our offer breaks down into shares and 25% cash. We believe the new company will enjoy robust growth that will benefit all shareholders.

Mittal to target $1bn of savings without closures	Lakshmi Mittal believes antitrust issues will not hinder a deal
Benefits of Arcelor deal would come from purchasing strength, not job cuts, executive tells Angela Jameson

MITTAL STEEL is proposing to integrate Arcelor, its closest rival, without closing plants or making redundancies.
     The new company would have 320,000 employees and 61 plants in 27 countries, but Aditya Mittal, chief financial officer of the company, said that the assets were complementary and that he expected no antitrust issues or wide-scale job losses.
Mr Mittal said that it expected to make $1 billion (£560 million) of savings in the three	years after completion of the deal, despite a pledge from the company to honour any contracts that Arcelor has with its stakeholders and employees.
Mr Mittal explained that $600 million of the savings would come from purchasing synergies, as Mittal would have immense power over the likes of Rio Tinto and BHP Billiton. Savings of $200 million would come from marketing and trading opportunities and a further $200 million of savings would be made through optimisation	of manufacturing and integration of new technology.
     The chief financial officer said that Mittal had a strong track record in successfully integrating acquisitions and achieving the synergies promised at the time.
     He added that there would be further benefit for the joint company from removing a very competitive player in the market. “In recent competitions in the Ukraine and Turkey, Mittal and Arcelor fought like tooth and nail,” he remarked.
     Mr Mittal called the unsolicited bid for Arcelor a “daring” move by the company but added that he wanted to co-operate with Arcelor’s board. After first approaching Arcelor on the weekend of January 13-14, Mittal was frustrated that there was no positive response. This week it hired financial advisers and began talking to ThyssenKrup, the German steel group.
     However, Mittal is hoping that many of Arcelor’s management would stay with the merged company and has raised the possibility that there would be boardroom positions for the most senior.
     “We have tremendous respect for the Arcelor management team and we are determined that the new organisation reflects the best talents from both groups,” Mr Mittal said.
     Lakshmi Mittal, head of the company, said that conversations with the relevant regulators in Europe and the US had begun and added that he was confident that antitrust issues would not scupper the proposed takeover.
     Earlier yesterday, Neelie Kroes, the European Competition Commissioner, said that a close eye should be kept on the deal. “No single player really has a global presence in the steel industry,” Lakshmi Mittal said. “We’re number one in the US and they’re number one in Europe.”
     The tycoon may be keen to play down political concerns but they are likely to play some part in the proposed takeover. The Luxembourg Government has a 5 per cent stake in Arce-lor, which it regards as strategic, and the French Government will be concerned about the large number of French workers in the group.
Thierry Breton, the French Finance Minister, said that he had concerns)” about the take-over bid and was “following developments with the greatest attention, particularly with regard to the French and Euro-pean industrial matters at stake”, including jobs.

FINANCIAL TIMES
SATURDAY JANUARY 28/SUNDAY JANUARY 29 2006

Mittal bid to forge steel giant
• €18.6bn offer for main rival Arcelor aims to create group with $69bn sales • Family’s stake would plunge from 88% to just over half

By Peter Marsh	bring the steel industry to a new standard of excellence. ”
      Only on Tuesday, Arcelor finalised a takeover battle of its own, agreeing to pay €4.7bn for Dofasco, a Canadian steelmaker, after a lengthy tussle for control with Germany’s ThyssenKrupp. Mr Mittal said that if Mittal succeeded in acquiring Arcelor, it would sell on Dofasco to Thyssen for $4.6bn. The German company said it would welcome the deal.
Under the bid, Mittal would pay a maximum of ?4.7bn in cash for Arcelor. It would finance the rest through a share offer whose main component involves issuing to Arcelor shareholders four new shares in Mittal for every five in the Luxembourg-based company they hold. Arcelor shareholders would end up owning just over two-fifths of the enlarged company while the Mittal family’s stake would drop to 50.7 per cent. Arcelor described the bid as “hostile”. Its board will	consider the move in the coming days.
     Tony Taccone, partner in First River, a US consultancy, said: “This is a beautiful deal – a stroke of genius”.
      The offer appears to have taken Arcelor by surprise, even though Mr Mittal discussed the idea briefly with

Guy Dollé, Arcelor’s chief executive, at a private dinner in London two weeks ago.
      After receiving a lukewarm response, Mr Mittal instructed his bankers to put together the details of a bid which he hoped would eventually become a friendly one. “We have a lot of respect for Arcelor,” he said.
     The deal values each Arcelor share at €28.21, a 27 per cent premium to its share price on Thursday night. By the close of trading in Europe yesterday, Arcelor’s shares were trading at €28.54, up 28.44 per cent on the day, while Mittal’s share were 6.09 per cent higher at €27.83.
     Neelie Kroes, EU competition commissioner, said the bid will be scrutinised for any potential dominant market position. “It’s interesting, and it will certainly get a lot of attention,” she said.
Thierry Breton, French finance minister, said he had “concerns” about the bid for Arcelor – which is a large employer in France and was formed in 2001 in a merger involving Usinor, then France’s biggest steelmaker. Mr Mittal said he hoped to meet Mr Breton.
Mittal Steel yesterday launched one of the most audacious takeover bids in recent industrial history with an €18.6bn (£12.8bn) offer for Arcelor, its next biggest rival in the global steel industry, to create a metals giant larger than its next three closest rivals put together.
      But the price of the merger would see the Mittal family’s stake in their business plummet from 88 per cent to just over half.
      If the deal goes ahead, the new group would boast annual sales of $69bn (£38.6bn) and an output of some 113m tonnes, against the 94m tonnes made by JFE and Nippon Steel of Japan and Posco of South Korea put together.
Lakshmi Mittal, the Indian billionaire who is chairman and majority owner of the Netherlands-based company, said: “This venture is aimed at creating a new global champion that will

© THE FINANCIAL TIMES LIMITED 2006